EXHIBIT 99.1

Hygo Leadership Update

Golar LNG Limited today announced that Hygo Energy Transition Limited (“Hygo”), has appointed Paul Hanrahan as Chief Executive Officer, effective October 19th 2020. Mr. Hanrahan will also join the board of directors of Hygo. Mr. Hanrahan brings to the role extensive international business experience, as the former President and Chief Executive Officer of The AES Corporation, one of the world’s leading independent power producers (2002-2011), former Chief Executive Officer of American Capital Energy and Infrastructure Management, an investment company in the energy and infrastructure industries (2012-2017), and former Chief Executive Officer of Globeleq, a leading independent power producer in Africa (2017-2019). Mr Hanrahan also sits on the board of Ingredion Inc, as a member of the audit committee. Mr. Hanrahan holds a Master of Business Administration degree from Harvard Business School and a Bachelor of Science degree in mechanical engineering from the U.S. Naval Academy. Mr Hanrahan is replacing Eduardo Antonello who is stepping down from his role with Hygo, effective immediately. The board accepted the resignation of Mr. Antonello and his wish to protect and isolate Hygo from any misleading interpretation caused by recent allegations involving Mr. Antonello for actions taken prior to his work for Hygo. The board thanks Mr. Antonello for the significant contribution in building the company’s businesses and organization.

Hygo and Norsk Hydro (“Hydro”) have today mutually agreed to terminate the existing MOU between the parties dated July 22, 2020 to supply LNG to the Alunorte alumina refinery in Brazil. The Barcarena Terminal is the only one permitted in the region and will have the opportunity to significantly reduce energy costs, and support environmentally responsible and sustainable industrial growth throughout this immense region. Hygo estimates a potential for replacing approximately 1.8 million tons of LNG equivalents per annum of LPG, diesel, fuel oil, and coal from the terminal – creating the foundation for a broader transition away from carbon-intensive energy sources in the region.

Hygo has secured 25 year PPAs for a 605MW power station and has received the necessary permits and has been awarded the port concession, to start building the LNG import terminal in the area. Hygo remains committed to the Barcarena Terminal and its plans will not be affected by the termination of the MOU with Hydro. Construction is expected to start shortly with commencement of operations in the first half of 2022.

Hygo has, since formation in 2016, built and developed unique infrastructure assets with large contracted revenue backlog for up to 25 years. The company will under the new strong and experienced leadership of Paul Hanrahan continue to deliver cleaner and cheaper energy to emerging markets.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar LNG Limited and Hygo Energy Transition Limited undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. Golar LNG Limited and Hygo Energy Transition Limited undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law

Hamilton, Bermuda

October 12, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Eduardo Maranhão

Stuart Buchanan